UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunPower Corporation

File No. 0-51593 CF# 22456

_____

        SunPower Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 8, 2008.

        Based on representations by SunPower Corporation, that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2012
Exhibit 10.2	through December 31, 2012
Exhibit 10.3	through December 31, 2012
Exhibit 10.4	through December 31, 2012
Exhibit 10.10	through December 31, 2012
Exhibit 10.12	through December 31, 2012

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support